SECUF 14040998 SSION

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SEC Mail Processing Section MAY 30 2014 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd Floor - 609 Granville Street
(No. and Street)

Vancouver	BC	V7Y 1H2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don MacFayden 617-788-1518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Don MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Wealth Management (USA) Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JOHN W. RHEE
BARRISTER & SOLICITOR
1500 - 609 GRANVILLE STREET
P.O. BOX 10068, PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Canaccord Genuity Wealth Management (USA) Inc.
[formerly Canaccord Wealth Management (USA) Inc.]

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Canaccord Genuity Wealth Management (USA) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Canaccord Genuity Wealth Management (USA) Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning April 1, 2013 and ending March 31, 2014. **Canaccord Genuity Wealth Management (USA) Inc.'s** management is responsible for **Canaccord Genuity Wealth Management (USA) Inc.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries within **Canaccord Genuity Wealth Management (USA) Inc.'s** bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014 with the amounts reported in Form SIPC-7 for the year ended March 31, 2014. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted no issues.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal year beginning April 1, 2013 and ending March 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
May 28, 2014.

Miller Thomson
lawyers | avocats

MILLER THOMSON LLP
MILLERTHOMSON.COM

ROBSON COURT + 840 HOWE STREET, SUITE 1000
VANCOUVER, BC + V6Z 2M1 + CANADA

T 604.687.2242
F 604.643.1200

May 28, 2014

Peter J. McArthur
Direct Line: 604.643.1219
Direct Fax: 604.643.1200
pmcarthur@millerthomson.ca

File: 050061.9169

PRIVATE AND CONFIDENTIAL

Delivered by email to
Vicky.kollenz@canaccord.com

Canaccord Financial Holdings Inc.
P.O. Box 10337 Pacific Centre
2200 - 609 Granville Street
Vancouver, BC V7Y 1H2

Attention: Vicky Kollenz

Dear Sirs/Mesdames:

Re: Canaccord Genuity Wealth Management (USA) Inc. (the "Corporation")
Audit -- Year End -- March 31, 2014

In response to Mr. MacLachlan's letter of May 15, 2014 asking that we provide you with certain information relating to the affairs of Canaccord Genuity Wealth Management (USA) Inc. (the "Corporation"), we are pleased to reply in accordance with the Joint Policy Statement referred to in that letter subject to the following qualifications:

1. The internal enquiries and investigations that we have undertaken in connection with the preparation of this letter have been limited enquiries made to lawyers in our Vancouver, Calgary, Edmonton and Toronto offices, who are members of the firm on the date of this letter and who have performed litigation-related legal services for the Corporation during the 12 month period preceding the date of this letter. We have not made any other investigations and in particular, we have not reviewed our files or conducted any searches in the public records of any court or other governmental agency.

2. Our reply does not relate to liabilities (contingent or otherwise) which exist due to the Corporation's normal business risk or undertaken in connection with the Corporation's usual course of business.

3. Our reply extends only to matters of which we have actual knowledge and in which we have been directly and specifically retained. It does not apply to matters (a) about which we have not been formally consulted, or (b) that did not involve our substantive attention.

4. We do not assume any obligation to advise the Corporation or its auditors of any changes, whether or not material, which occur after the date of this letter.

5. Our reply does not extend to any period of time later than the effective date stated in the Audit Enquiry of May 22, 2014 (the "**Effective Date**").

6. Our reply is solely for your information and assistance in connection with the audit referred to in the Audit Enquiry and is not to be quoted in whole or in part or otherwise referred to in any financial statement or related document or in any dealings with third parties, nor is it to be filed with any governmental agency or other person without the prior written consent of this firm.

7. The Audit Enquiry and this reply are communications protected by solicitor-client privilege. This privilege is not waived by sending a copy of this reply to your auditor. We confirm that the Corporation does not intend, and we are not authorized, to waive privilege in respect of the matters addressed in this reply.

We confirm, based on an examination of our records, that as of May 22, 2014 there are no claims or possible claims with respect to which our firm's advice or representation has been sought and which are outstanding.

Please contact us if you have any questions.

Yours truly,

MILLER THOMSON LLP

Per:

Peter J. McArthur
PJM/ddm

c. Ernst & Young, 700 West Georgia St. PO Box 10101 Vancouver, BC V7Y 1C2 (Attn: Grace Cheung) (by email – Grace.Cheung@ca.ey.com)

Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.

[formerly Canaccord Wealth Management (USA) Inc.]
March 31, 2014

EY
Building a better working world

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Canaccord Genuity Wealth Management (USA) Inc.
[formerly Canaccord Wealth Management (USA) Inc.]

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [formerly Canaccord Wealth Management (USA) Inc.] as of March 31, 2014, and the related notes to the statement of financial condition.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Canaccord Genuity Wealth Management (USA) Inc.** [formerly Canaccord Wealth Management (USA) Inc.] at March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
May 28, 2014.

Chartered Accountants

Canaccord Genuity Wealth Management (USA) Inc.
[formerly Canaccord Wealth Management (USA) Inc.]

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2014 $
ASSETS	
Cash	982,863
Deposit with clearing broker *[note 5]*	392,315
Receivable from clearing broker	192,381
Prepaid expenses	34,478
Due from affiliated companies *[note 6]*	9,658,412
Note receivable from ultimate parent *[note 6]*	490,898
	11,751,347
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	54,296
Due to affiliated company *[note 6]*	115,052
Total liabilities	169,348
Stockholder's equity	11,581,999
	11,751,347

See accompanying notes

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2014

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [formerly Canaccord Wealth Management (USA) Inc.] [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts. Effective May 1, 2013, the Company changed its name from Canaccord Wealth Management (USA) Inc. to Canaccord Genuity Wealth Management (USA) Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 43.8% is based on calculations pursuant to the tax sharing arrangement amongst the U.S. consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group.

The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Foreign currency transaction gains and losses are included in income in the period in which they occur.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

[Expressed in U.S. dollars]

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. ACCOUNTING STANDARDS UPDATES

Adoption of new and updated standards

Accounting Standards Update ["ASU"] No. 2013-03, Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities

In February 2013, the FASB issued ASU No. 2013-03 *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*, which clarifies that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety [Level 1, 2, or 3]" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial condition but for which fair value is disclosed. The update was effective upon issuance. The Company adopted ASU 2013-03 on February 7, 2013, the date of the ASU's issuance. There was no material impact on the Company's financial statements as a result of adopting the ASU.

ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Disclosure about Offsetting Assets and Liabilities* ["ASU 2011-11"], which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial condition. The amendments in this update were effective for annual periods beginning on or after January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Company's financial statements.

[Expressed in U.S. dollars]

ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, FASB issued ASU No. 2013-01 - *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ["ASU 2013-01"]. The main objective of ASU 2013-01 is to address implementation issues about the scope of ASU No. 2011-11, which requires new disclosures about balance sheet offsetting and related arrangements. For derivative financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to offsetting requirements but not offset in the balance sheet. ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives, including embedded bifurcated derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with applicable accounting literature or subject to an enforceable master netting arrangement or similar agreement. This update was effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset, and since these amended principles require only additional disclosures, the adoption of ASU 2011-11 did not affect the Company's financial condition, results of operations or cash flows.

ASU No. 2012-04, Technical Corrections and Improvements

In October 2012, the FASB issued Accounting Standards Update 2012-04 ["ASU 2012-04"], *Technical Corrections and Improvements*. The amendments in this update cover a wide range of topics and include technical corrections and improvements to the Accounting Standards Codification. The amendments in ASU 2012-04 were effective for reporting periods beginning after December 15, 2012. This adoption of update did not have a material impact on the Company's results of operations or financial position.

ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms

In March 2014, FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this update relate to glossary terms and cover a wide range of Topics in the Codification. The amendments in this update do not have transition guidance and were effective upon issuance.

[Expressed in U.S. dollars]

Future accounting standards updates

ASU No. 2013-12, Definition of a Public Business Entity

In December 2013, FASB issued ASU No. 2013-12, *Definition of a Public Business Entity* ["ASU 2013-12"], which clarifies the definition of entities which are within the scope of a public business entity within the Master Glossary of the FASB *Accounting Standards Codification*. The update will aim to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a non-public entity and public entity within U.S. generally accepted accounting principles ["GAAP"] on a going-forward basis. The definition of a public business entity will be used in considering the scope of new financial guidance and will identify whether the guidance does or does not apply to public business entities. Given that the Company is required by the SEC to file its financial statements with the SEC, it is considered a public business entity. There is no actual effective date for the amendments in this update given it is a clarification of the existing glossary.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, accounts receivable, note receivable from ultimate parent, due from/to affiliated companies, accounts payable and accrued expenses. The fair value of these financial instruments approximates their carrying value. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the amount due from affiliated companies as discussed below.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures limiting transactions with specific counterparties and assessing the credit worthiness of counterparties.

There is a concentration of credit risk as an amount due from an affiliated company represents 67% of assets as at March 31, 2014 *[note 6]*.

5. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $392,315 at March 31, 2014.

[Expressed in U.S. dollars]

6. RELATED PARTY TRANSACTIONS

The Company incurred $307,846 in administrative costs during the year ended March 31, 2014 for services provided by Canaccord Genuity Corp. ["CGC"]. As at March 31, 2014, $115,052 was payable to CGC related to services provided and expenses paid for on behalf of the Company.

Included in due from affiliated companies are amounts owing from Canaccord Adams (Delaware) Inc. ["CADI"], for long-term advances less amounts due to it from the use of its tax losses in the current and preceding years:

	$
Promissory note and loan principal value	9,700,000
Accrued interest	1,509,041
Tax loss repayments	(3,288,647)
Total due from CADI	7,920,394

Included in due from affiliated companies are amounts owing from CADI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2014 is $9,700,000. Subsequent to an agreement between the parties dated February 28, 2010, these notes bear no further interest effective as at that date.

Included in due from affiliated companies are amounts owing from Canaccord Adams Financial Group Inc. ["CAFGI"] for long-term advances less amounts due to it from the use of its tax losses in the current and preceding years:

	$
Promissory note principal value	2,000,000
Tax loss repayments	(261,982)
Total due from CAFGI	1,738,018

Included in due from affiliated companies are amounts owing from CAFGI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2014 is $2,000,000. These notes are not interest bearing.

[Expressed in U.S. dollars]

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance of the note receivable as of March 31, 2014 is $490,898. The loan earns interest at the U.S. prime rate less 2.5%, calculated monthly. The loan is unsecured and is due on demand. Interest revenue of $1,930 on this loan has been capitalized to the note receivable.

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2014, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2014, the Company had net capital of $1,398,211 which was $1,348,211 in excess of the required net capital of $50,000.